[VALLEY FORGE COMPOSITE TECHNOLOGIES, INC. LETTERHEAD]

September 28, 2012

VIA EDGAR

Loan Lauren P. Nguyen, Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valley Forge Composite Technologies, Inc. (the “Registrant”)
Registration Statement on Form S-1/A, filed September 28, 2012
SEC File No. 333-178839

Dear Ms. Nguyen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for the above referenced Registration Statement on Form S-1/A of the Registrant be accelerated so that the Registration Statement may become effective at 4:30 PM EST on October 2, 2012, or as soon thereafter as is practicable.  Once the Registration Statement has been declared effective, we respectfully request that you orally confirm that event with our counsel, Thorp Reed & Armstrong, LLP, by calling Rachel Smydo at (412) 394-2411.

The Registrant acknowledges the following:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions regarding this request for acceleration of effectiveness, please contact Rachel Smydo of Thorp Reed & Armstrong, LLP.

Sincerely,

/s/ Louis J. Brothers
Louis J. Brothers President, Chief Executive Officer and Chief Financial Officer Valley Forge Composite Technologies, Inc.

cc: Keith L. McClellan, General Counsel
     John C. Rodney, Thorp Reed & Armstrong, LLP
     Rachel L. Smydo, Thorp Reed & Armstrong, LLP